Exhibit 11

POTASH CORPORATION OF SASKATCHEWAN INC.
COMPUTATION OF PER SHARE EARNINGS
FOR THE SIX MONTHS ENDED JUNE 30

		2004	2003
A	Net income as reported, Canadian GAAP ($ millions)	$123.3	$33.1
B	Items adjusting net income ($ millions)	$4.8	$3.5
C	Net income, US GAAP ($ millions)	$128.1	$36.6
D	Weighted average number of shares outstanding	53,433,000	52,094,000
E	Net additional shares issuable for diluted earnings per share calculation	682,000	237,000
	CANADIAN GAAP
	Basic earnings per share (A/D)	$2.31	$0.64
	Diluted earnings per share (A/(D+E))	$2.28	$0.63
	UNITED STATES GAAP
	Basic earnings per share (C/D)	$2.40	$0.70
	Diluted earnings per share (C/(D+E))	$2.37	$0.70